June 29, 2007

Mail Stop 4561

Mr. Richard D. Fairbank
President and Chief Executive Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

Re: **Capital One Financial Corporation**
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File Number: 001-13300

Dear Mr. Fairbank:

We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed March 1, 2007

Note 1. Significant Accounting Policies, page 81

Loan Securitizations, page 84

1. We note prior communications in which you disclose your accounting policy regarding the classification of loans as loans held for investment (rather than held for sale) prior to their securitization and sale. We previously concluded, based upon your materiality analysis provided, that we would not object to your accounting treatment. Similar to the request made in the prior year, please provide us with a materiality analysis for each quarter and annual period for 2006 which supports your assertion that reclassification of any or all of a portion of your loans held for investment to loans held for sale, would not be material to either your balance sheet or statement of cash flows.

2. For the purpose of providing transparency in your filing as it relates to securitizations, please revise your accounting policy footnote in future filings to disclose:

   - the types of loans (or loan balances) that are typically securitized and sold;
   - the purpose and importance of securitizations (e.g. portfolio risk management, liquidity, regulatory considerations);
   - the initial balance sheet classification of these loans when funded;
   - when the determination is made to securitize loans (e.g. monthly, quarterly);
   - the subsequent balance sheet reclassification of these loans, if applicable, as a result of your decision to securitize loans;
   - how these securitizations are accounted for in your statement of cash flows initially in addition to when the decision is made to securitize and sell; and
   - the amount of securitizations for each period presented, which are originally categorized as held for investment, but which are subsequently securitized and sold.

   Please provide us with your proposed disclosure.

Rewards Liability, page 87

3. We note your disclosure that the estimated cost of reward programs is reflected as a reduction to interchange income for loans categorized as held for investment, but that your cost of rewards programs related to securitized loans is deducted from servicing and securitizations income. Please address the following:

   - tell us the amount of rewards expense netted against your servicing and securitizations line item in your income statement for each period presented; and
   - tell us why classification of rewards expense for securitized loans are presented in servicing and securitizations income rather than netted against interchange income consistent with that of your non-securitized loans given that you receive interchange fees and accrue rewards expense on these loans based upon activity of the account holders regardless of whether these loans are securitized or not.

Note 9. Borrowings, page 101

4. We note that your junior subordinated debentures have increased from $166.9M as of December 31, 2005 to $1.6B as of December 31, 2006. Please tell us if you are hedging these debentures using the short-cut method pursuant to paragraph 68 of SFAS 133. If so, tell us if these junior subordinated debentures have interest deferral options for which the short-cut method of accounting would not be permissible in accordance with paragraph 68(e) of SFAS 133 and provide us with your materiality analysis incorporating the guidance in SAB 108 in your response, as applicable, for each quarter and annual period for 2006.

Note 28. Subsequent Events, page 135

Share Buy-Back Program, page 135

5. We note your disclosure regarding your intentions to repurchase up to $3.0B of your common stock. We also note from your Form 8-K filed on March 12, 2007 that you entered into an accelerated share repurchase agreement with an investment bank under which you agreed to repurchase $1.5B of your outstanding stock over a four to five month period. In future filings please describe the benefits, costs, and any risks of entering into this type of transaction compared to open market purchases. Additionally, please provide your accounting policy

relating to such transaction, including the impact on earnings per share, and all the disclosures required by paragraph 50 of EITF 00-19. Please provide us with your proposed future disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief